First Transaction Management, Inc.
c/o Castle Bison, Inc.
31200 Via Colinas, Suite 200
Westlake Village, CA 91362

October 19, 2011

United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:
First Transaction Management, Inc.
Your Letter of August 3, 2011
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 13, 2011

File No. 000-27615

Ms. Tia Jenkins:

This correspondence is in response to your letter dated August 3, 2011 in reference to our filing of the Form 10-K filed March 31, 2011, File No. 000-27615 and the Form 10-Q filed May 13, 2011.

Please accept the following responses and note that Registrant filed an amended Form 10-K and an amended 10-Q on October 19, 2011.

Comment 1

Form 10-K for the Fiscal Year Ended December 31, 2010
Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your cumulative financial statements from March 25, 1999 (inception) to December 31, 2010 do not appear to be audited by your current auditors, Colabella & Company, LLP. Please note that auditor association with your cumulative data is required on an annual basis as long as you are in the development stage as defined by FASB ASC 915. In this regard, please amend your filing to include a report from Colabella & Company, LLP, opining on the cumulative financial statements included in your Form 10-K.

Answer: We have amended the filing to include a revised audit report with the permission from Colabella & Company, LLP. As the successor auditor in year 2001 they did reference the previous auditor’s presentation.  For all years subsequent they maintain they had reached a level of assurance to permit them to opine on the full cumulative financial statements included on all subsequent e Forms 10-K. The report was revised to give reference the full cumulative period.

Comment 2

Item 9A. Controls and Procedures, page 10
Management’s Annual Report on Internal Control over Financial Reporting

2. We note your disclosure that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2009, and concluded that, as of December 31, 2010, your internal control over financial reporting was effective. Item 308(a)(3) of Regulation S-K indicates that management’s conclusion on the effectiveness of its internal control over financial reporting is an annual assessment as of the end of the registrant’s most recent fiscal year. Please tell us if management performed an assessment on the effectiveness of its internal control over financial reporting as of December 31, 2010 and revise your disclosure accordingly.

Answer: The Form 10-K filed contained a typographical error. Management performed an assessment on the effectiveness of internal control over financial reporting as of December 31, 2010. The reference to December 31, 2009 was an error. The disclosure has been revised accordingly.

Comment 3

Form 10-Q for the Quarterly period Ended March 31, 2011
Exhibits 31.1 and 31.2

3. It appears you are using an outdated version of the Section 302 certification that does not conform to the specific form and content required by Item 601(b)(31)(i) of Regulation SK. Please amend your filing to include new certifications to conform to this Item.

Answer: We have amended the filing to include current versions of the certifications.

Registrant acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
•	Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Lawrence Chimerine
Lawrence Chimerine
Chief Executive Officer